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                                                          Exhibit 99.2


Rich Zannino
CSFB Media Week Conference
December 6, 2001

Slide 1 - RZ Title

Thank you Peter and good morning all. It's a pleasure to be here this morning. I'll try to add a bit to Peter's remarks, focusing on our growth strategies and how very well-positioned we are to take advantage of an improving economy, when it arrives.

Slide 2 - Aspirations

Our mission is to publish the world's most vital business, financial and economic news and information. Our vision is to realize the full potential of our brands by leveraging our content and other strengths to extend our reach to new customers, products, markets and channels. And our financial objective is to maximize shareholder value as measured by stock price and return on investment.

Slide 3 - Four-Tiered Growth Strategy

We look forward to a deeper discussion of these aspirations and our strategic priorities at a company-sponsored meeting in New York on January 24th. But for now, I'll more broadly discuss four strategic thrusts aimed to enhance our value. As Peter outlined, these include organic growth; new business development; strategic alliances, including potential acquisitions; and share repurchase.

Slide 4 - Organic Growth Title Slide

First, organic growth.  It goes without saying that the biggest driver
of organic growth will be an improving economy.   We can't say
precisely when that will come, but we all know that it will.

Slide 5 - Leading Market Share (Print)

With the strength of our brands, we are especially well-positioned to grow in an improving economy. For example, we enjoy number 1 or number 2 market share in most of our market segments - from the U.S. edition of The Wall Street Journal to its global extensions in Europe, Asia and Latin America, to Barron's.

Slide 6 - Leading Market Share (Electronic)

We also enjoy number 1 or number 2 share positions in our electronic publishing businesses.

Slide 7 - WSJ Market Share






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We are especially dominant at The Wall Street Journal, which generates more than 50% of total Dow Jones' revenues. Year after year, we command leading market share in national ad revenues - by a factor of nearly 2 times over the nearest member of our competitive field group, comprised mostly of national magazines.

Slide 8 - WSJ Linage Pie Chart

We are highly leveraged to economic improvement by our national advertising exposure at the Journal. While cyclically tough right now, we are keen on the long-term fundamentals of national advertising, especially in the technology and financial segments, which, in 2000, represented 50% of ad linage at the Journal. This penetration has fallen to 42% so far in 2001, as these sectors have been hit hardest in the current downturn.

Slide 9 - Technology Trends

We enjoy leading market share in technology advertising. We agree with Alan Greenspan that technology investment has driven productivity gains, and corporate America and the world will again increase tech spending to get at these gains, making tech spending an ever larger share of total GDP, as the top chart here shows. In the bottom chart, you see a similar story as it relates to the consumer side of tech spending, with the explosive growth of cell phones, PDAs, internet access and related devices. All of this bodes well for the long term growth of tech companies - and their global ad spending.

Slide 10 - Financial Trends

We also enjoy leading market share in financial advertising. Like technology, this category is currently in a cyclical downturn, but fundamentals here also favor long term growth. Driving this growth is the ever-increasing long term need by businesses around the globe for financing and related financial services as well as the growth in retail interest in the stock markets. These trends bode well for the long-term growth of the financial sector - and its global ad spending.

With our dominance of both of these categories, when ad spending comes back, we will get our share -- or more. That said, some of the tech spending in 1999 and 2000 was part of a bubble-- namely B2B and B2C e-commerce advertising. We recognize that they will be slow to come back and we are intensely focused on creating new editorial and advertising franchises to offset these e-commerce declines and reduce our vulnerability to future tech and financial downturns.

Slide 11 - Operating Leverage

With tight control of fixed expenses and our low variable cost structure, when this and other ad revenue does come back, most of this revenue (about 80 cents on the dollar) will flow to the pretax bottom line.

Slide 12 - CPE (Benefits)



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While our profits are very leveraged to an improving economy, we are not sitting idly by waiting for the economy to improve to drive our organic growth. The biggest example of this is our $226 million project to redesign and expand color and page capacity at The Wall Street Journal. This is huge - journalistically, strategically and financially.

As Peter outlined, this redesign and expansion will reinforce the Journal as a must-read for every serious businessperson. It will enhance our ability to explain and display the news, improve readability and navigation, and bring added emphasis to selected stories. This will open the Journal's pages to new readers. It will improve circulation economics by making it easier to attract new subscribers and retain existing ones. It will attract new advertisers (both color and black & white) to bring more ad revenue and reduce our reliance on tech and financial ad categories.

Slide 13 - CPE (Capacity)

Of the Journal's 16 new color pages, 12 will be dedicated to advertising, with 4 reserved for news. Importantly, we will not only offer more color ad pages, but also offer more flexible color positions within the paper, including section backs, partial pages, color spreads, color pull-outs and color supplements to name a few.

Slide 14 - CPE (Economics)

The economics are compelling. A full page of color advertising sells at about a 25% premium to black-and-white advertising. A single incremental color page each day over a year is worth about $31 million in additional annual revenue. A single black and white page converted to color is worth approximately $7 million of revenue. On top of this, we should also generate incremental black & white advertising from the new Personal Journal section.

On the cost side of this project, we have reduced our estimate of annual fixed costs from $40 million to $30 million. These costs include annual depreciation of approximately $20 million, plus another $10 million in annual fixed operating costs. Variable items such as newsprint and sales commissions should add costs equal to approximately 20% of incremental revenue.

In 2002, fixed costs will total about $42 million, as depreciation will only total $11 million due to our half-year accounting convention, we will incur $10 million in fixed operating costs and also spend another $21 million in one-time marketing to launch the enhanced Journal. To cover these fixed costs and the 20% variable costs, we need only sell 1 incremental and 2 replacement color pages each day in 2002. This is feasible, as we are running at 60% of color capacity - even post-9/11 - in the 4th quarter, without any of the color page flexibility that this project will enable. As such, we expect this project to be modestly accretive to operating income in 2002 and significantly accretive thereafter.

Slide 15 - Other Organic Growth Initiatives


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And we have other significant organic growth initiatives: from new distribution channels and customer extensions at Dow Jones Newswires to enhancements at Barron's to significantly improved financial results at our international editions of The Wall Street Journal.

Slide 16 - New Business Development Title Slide

The second tier of our growth strategy includes developing new business opportunities that leverage our brands and content and extend our reach to new customers, products, markets and channels.

Slide 17 - WSJ.com Strength

The Online Journal at WSJ.com, which Peter talked about in the context of its redesigned web-site, is a classic example of this.

The online Journal significantly extends our customer reach by delivering high-quality business news and information to a new and emerging breed of readers looking for real-time, web-based, customizable news and information. It also helps us capture younger readers. This provides a serious hedge against any potential disintermediation of our print business to the web.

We have established a sensible, durable business model for the Online Journal. First, we have built a very successful on-line business at what we believe to be about half the cost of our primary competitors web-sites. Next, by sharing some editorial staff and content, WSJ.com leverages the print Journal's strength in publishing high-quality business news and information. It also uses Dow Jones Newswires real-time newsgathering to constantly update the website. This not only ensures a premium product, but also holds costs down. On the revenue-side, our paid-subscription approach stems from our belief that content valued and paid for by subscribers in one channel, print, should be valued and paid for in other channels, in this case, online. This gives us 2 solid revenue streams.

Slide 18 - WSJ.com Subscriber Growth

We have enjoyed strong growth in paid online subscriptions, from 266,000 at year-end 1998 to today's level of 609,000. Subscriptions are up 14% from last year-end, in what we believe is a flight to quality in difficult times. At least half of these are new Journal customers, as they are not among our print subscribers.

Online advertising, though, has hardly been immune to the current downturn in ad spending. Through the third quarter, WSJ.com has seen a decline in ad revenues somewhat greater than the print Journal which has driven a decline of 25% in total revenues.

Slide 19 - WSJ.com Prospects

Nonetheless, we remain highly confident in the future of the Online Journal. Advertising should eventually recover and subscriptions should continue to grow. And we have dramatically reduced costs and losses at WSJ.com in 2001. Going forward, our strategy is to continue to leverage resources across Dow Jones to further drive down costs.

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More importantly, as we cannot simply cut our way to profitability, we are pursuing a number of initiatives to increase revenues.

First, as Peter mentioned, WSJ.com will roll out a $28 million re-architecture and redesign of the website on January 28, 2002. This is but one major initiative to increase overall usage of the site. WSJ.com is also installing a new data warehouse and mining system to capture more information about user behavior which will, in turn, enable us to better tailor editorial content and subscription offerings. New advertising formats are also being developed and tested. Finally, new revenue streams are also being pursued.

Slide 20 - Other New Business Development

WSJ.com is the largest example of the way we leverage our brands and content to develop new business opportunities. Smaller ones include continued growth at the Sunday Journal, where we now reach 9.5 million readers, as well as initiatives at our radio and Indexes businesses.

Slide 21 - Strategic Alliance Title Slide

The third tier of our strategy is to further leverage our brands, content and competencies through strategic alliances, including potential acquisitions.

Slide 22 - Strategic Alliance Brands

Most of our existing alliances are recorded as equity investments. Taken together, these equity investments are poised to significantly contribute to our profit growth in coming years.

Slide 23 - Equity Losses

From a loss of $28 million in 1999 when we were investing heavily in international TV, SmartMoney.com and Factiva, we expect our equity investments to breakeven in 2002, as Factiva is now profitable and our SmartMoney and international TV losses continue to moderate. These trends should continue in 2003, pushing our existing equity investments solidly into the black.

In our view, our equity investments are a significant hidden asset and a very large component of our shareholder value that is often overlooked by the markets. This is because, under GAAP, the financial results of our equity investments are not included in revenues, EBITDA or operating income. Consequently, if one solely uses traditional valuation measures based on multiples of revenues, EBITDA or operating income, one will ascribe a value of zero to our equity investments. Likewise, while equity results are included in EPS, these ventures lose money overall and, if one were to use traditional P/E multiples, one would place a negative value on these investments. Whatever one may estimate they are worth, we presume you agree that they are worth considerably more than zero and that this value should be included in Dow Jones valuation.

Slide 24 - CNBC Map of the World


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CNBC is an excellent example of this.  Our alliance with NBC spans the globe. In the U.S., NBC owns CNBC and pays us a license fee and share of advertising revenue for exclusive access to our content and on-air Dow Jones and Wall Street Journal branded news and commentary. Financial results from CNBC U.S. are consolidated as part of our Print Publishing segment. Overseas, we are 50/50 partners with NBC in both CNBC Europe and CNBC Asia Pacific. These ventures are recorded as equity investments.

Slide 25 - CNBC TV Shot

This global partnership uses the Dow Jones and Wall Street Journal brands and leverages our strengths in global news gathering, analysis and reporting. This, combined with NBC's branding and television programming know-how, has established CNBC as the leading business television network.

Slide 26 - Global TV Profits

 Overall, our relationship with CNBC is exceeding our original business plan, both financially and in terms of branding benefits.

 Taken together, our CNBC TV operations turned profitable in 2000, earning pretax income of $21 million, and remain solidly profitable in 2001, in spite of the ad slowdown. These results combine profits from CNBC U.S. with losses from CNBC Europe and CNBC Asia.

 Again, CNBC Europe and CNBC Asia are recorded as equity investments and examples of hidden assets. Each is very valuable based on its distribution, revenues, household reach and solid growth prospects. In 2001, these ventures should generate about $50 million in revenues, reaching about 96 million people. Their operating losses are not unusual at all for early-stage TV operations. As CNBC Europe and Asia continue to expand distribution and the ad environment improves, we expect revenue growth to accelerate, losses to decline and valuations to grow even further.

Slide 27 - Pebble in a Pond

The CNBC relationship exemplifies how we increase the value of our content by extending it to new customers, products, markets and channels. Using the visual of a "pebble in a pond" you can see how we re-package and re-use our content, increasing its value as we get paid in multiple ways and extend the reach of our brands to new customers in many different distribution channels. For example, a major story broken by Dow Jones Newswires is moved real time to the Online Journal, shared with and reported by CNBC around the world, appears with greater depth and analysis the next morning in the print Journal, and, finally, ends up in Factiva's archives.

Slide 28 - Other Partnerships

And we have other valuable partnerships, including: Factiva, our 50/50 joint venture with Reuters; SmartMoney, a 50/50 joint venture with Hearst and our 22% ownership stake in Handelsblatt, the leading business newspaper in Germany, among others.

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Slide 29 - Acquisition Criteria

In addition to partnerships, acquisitions may play a more meaningful role in our future. While nothing is imminent, we are open to pursuing appropriate acquisition opportunities. By appropriate, we mean those opportunities that are strategically right, financially attractive and have manageable execution risk.

By strategically right, we mean businesses that bear very close relationship to our core business of business publishing.

By financially attractive, we mean that any deal must increase shareholder value based on conservative discounted cash flow and it must be accretive to EPS in the near term. We must also be able to maintain strong pro-forma credit ratings after any debt incurred.

Manageable execution risk means that we would only consider businesses we know well - again, close to our core.

Some Ottaway acquisitions or swaps would clearly meet these criteria as would additions to our business publishing assets.

Slide 30 - Share Repurchase

Consistent share repurchase is the fourth tier of our value creation strategy. Since year-end 1998, we have returned $779 million in cash to our shareholders, comprising $261 million in dividends and $518 million in share repurchases, about 10% of outstanding shares. Our current authorizations provide room for $490 million of additional buyback. Our strong free cash flow and ample debt capacity enable us to continue repurchasing shares at these historical levels. As evidence, so far this year we have repurchased about $154 million, or
2.6 million shares, with only a modest increase in debt.

Slide 31 - Decelerating Capital Spending

Our cash flow and balance sheet should get stronger in the future. This is the final year of an intense period of capital investment for our company. Color print expansion, electronic pagination, and the Online Journal redesign are all completed or nearly completed. Accordingly, our capital expenditure needs will significantly drop, to about $90 million in 2002 and even less than that thereafter. Add to this improving profitability and more aggressive working capital management and our free cash flow should climb nicely.

Our only constraints on share repurchase, then, are, first, our desire to maintain our strong credit ratings and, second, that the return on investment in our own shares must exceed our cost of capital and exceed the ROI on alternative uses of our capital.

Slide 32 - Well-Positioned For An Improving Economy

As we said at the outset, we are extremely well-positioned to take advantage of an improving economy.



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In 1999 and 2000, we grew revenues by 13% per year, operating income by
25% per year and EPS by 32% per year. These years represent the top of the cycle and, in our opinion, 2001 is the bottom. So, none of these years, in our view, represent normal years in terms of advertising.
But they do prove the magnitude of our operating leverage.

As we rise from the bottom of this cycle and get back to a more normalized level of advertising at the Journal, we do not need to get back to 2000, or even 1999, linage levels to bring EPS back to nearly 2000 levels. We can approach this level of EPS, even with, for example, 1998-type linage levels because of our proven operating leverage and the many enhancements made to Dow Jones earnings power since then, including:

- Color print expansion;
- Increased ad rates at the Journal;
- Significantly improved profits at Ottaway;
- Significantly reduced losses at WSJ.com and at our equity investments;
- Fewer shares outstanding;
- the power of our operating leverage; and
- the benefit of our cost reductions.

Slide 33 - Cost Reduction

Our cost reductions demonstrate our commitment to doing all that we can to optimize our profitability in this difficult or, for that matter, any, environment.

By year-end, our headcount will be down about 500 FTEs, or 6%, since the beginning of the year and our expenses, excluding newsprint, will be down about $85 million, or 6%, compared to last year. We also cut capital spending this year - taking it down from the originally planned $200 million to about $125 million.

While we aggressively cut costs, we did not cut corners. We did not cut essential staff, nor did we cut spending on profit-generating initiatives and we preserved adequate spending for growth activities such as color print expansion, WSJ.com and international initiatives.

Most of these cuts are sustainable into 2002 and beyond. In fact, in 2002, we expect total expenses to be up about 3% over 2001's reduced levels. Excluding newsprint costs (which we expect to decline) and the $42 million fixed cost of the color print expansion, we expect expenses to be up less than 2%.

Slide 34 - Outlook

Looking forward, as Peter noted, our outlook is tempered by economic uncertainty and an anemic advertising market, both exacerbated by the
events of September 11th.   We estimate that net ad cancellations
related specifically to September 11, reduced September linage comparisons at the Journal by about 12.5% and October linage comparisons by about 5%. These events are still impacting November ad linage, which came in slightly worse than October.


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Our previous 4th quarter guidance was for Wall Street Journal linage declines of 35 to 45%, and earnings per share in the range of 25 to 35 cents. We now estimate 4th quarter Journal linage near the middle of that range, with EPS in line with the First Call consensus estimate of $0.31 per share.

We will give guidance for 2002 on January 24, when we release fourth quarter 2001 earnings. We will also unveil our new Long-Range Plan on that date.

Slides 35 and 36 - Strong Platform For Value Creation

In closing, we are operating in the most harsh economic and advertising environment in at least a decade. We are doing all that we can to profitably navigate this downturn, while having the fortitude and resources - even in this down environment -- to prudently invest to secure our long-term growth and profitability. We have - and are enhancing -- a strong platform for value creation at Dow Jones:

- We have great brands, products and content.
- We command leading market share in nearly all segments served.
- We dominate national ad categories with excellent secular growth prospects. And we are focused on growing new franchises to diversify our reliance on these categories.
- With our $226 million investment in the redesign and expansion of The Wall Street Journal, we will strengthen our editorial franchise, extend our customer reach, diversify our ad base and significantly enhance our growth.
- We have reduced our costs virtually to the bone, but not further than that, and we will sustain the majority of these cuts into 2002 and beyond.
- We are investing, and moving toward profitability, at WSJ.com.
- We have an improving profit trend at our very valuable equity investments.
- We have powerful cash flow and a pristine balance sheet - even in this down economy.
- We are determined to use this cash flow and leverage our balance sheet to execute our growth strategies.
- And we are finalizing our Long Range Plan, developing a roadmap to tap the full potential of our brands, products, content and people and significantly increase our shareholder value.

Our entire management team is committed to this effort.

And with that, Peter, Gordon and I will be pleased to attempt to answer any questions.











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Information Relating To Forward-Looking Statements

This transcript contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to: the impact of the worsening economy and the events of September 11th on an already weak advertising market, particularly in the financial and technology segments; world political, global business, economic and stock market conditions, and the negative impact of economic downturns and consolidation in the financial services industry on sales of the company's products and services and advertising; the company's ability to limit and manage expense growth without harming its growth prospects; the extent to which the company is required to perform under the guarantee to Cantor Fitzgerald Securities and Market Data Corporation, and other uncertainties relating to liability under this guarantee; the intense competition the company's products and services face in the markets for financial news and information and advertising revenues from newspapers, specialized magazines, free and paid Internet publications and services, financial television programming and other new media; with respect to Newswires, the impact of consolidations and weakening business conditions in the financial services industry and the decline in equities markets; with respect to Newswires, the extent and impact of delays and difficulties that would be encountered in a migration process resulting from the sale of Bridge and Telerate; the company's ability to leverage its brands to develop new business opportunities and to generate advertising and other revenues from these products; the company's ability to achieve strategic alliances; with respect to the company's community newspapers business, its ability to maintain or grow margins and to strengthen its portfolio of newspaper properties through acquisitions and dispositions; the degree to which the company's new Personal Journal is able to generate new advertising revenues; WSJ.com's ability to increase its revenues in light of its paid subscription model; rapid technological changes and frequent new product introductions prevalent in electronic publishing; the company's ability to expand production and service capacity for electronic publishing products on a timely basis to support growth of operations and user traffic; the amount of user traffic on the company's Internet sites and the pricing of advertising on Internet sites generally; potential increased regulation of on-line businesses; the company's ability to increase its circulation and advertising revenues from its international print publications, given competition from local publications and from other international publications; the company's ability to achieve and maintain a diversified advertising base for its print publications; any delays that could occur in expanding the company's newspaper page and color printing capacity, which could result in future insufficient capacity to carry advertisements; adverse developments relating to the company's commitments, contingencies and equity investments; cost of newsprint; and such other risk factors as may have been or may be included from time to time in the company's reports filed with the Securities and Exchange Commission.





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